UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FLOTEK INDUSTRIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.25% Convertible Senior Notes due 2028

(Title of Class of Securities)

343389AA0

(CUSIP Number of Class of Securities)

Richard Walton

Chief Financial Officer

(Interim)

10603 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77064

(713) 849-9911

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

W. Mark Young

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

Phone: (713) 220-4200

Fax: (713) 220-4285

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$5,188,000 (1)	$707.65(2)

(1)	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 5.25% Convertible Senior Notes due 2028, as described herein, is $1,000 per $1,000 principal amount outstanding. As of January 10, 2013, there was $5,188,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $5,188,000.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, equals $136.40 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $707.65                                     Filing Party: Flotex Industries, Inc.

Form or Registration No.: Schedule TO                                    Date Filed: January 11, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

Pursuant to the terms of the Indenture, dated as of February 14, 2008, among Flotek Industries, Inc. (the “Company”), the guarantors signatory thereto and American Stock Transfer & Trust Company, as trustee (the “Trustee”) as amended and supplemented by the First Supplemental Indenture thereto, dated as of February 14, 2008, among the Company, the guarantors signatory thereto and the Trustee, relating to the Company’s 5.25% Convertible Senior Notes due 2028 (the “Notes”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company in connection with its offer to purchase (the “Tender Offer”) to each holder (a “Holder”) of the Notes, as set forth in the Company’s Offer to Purchase for Cash Any and All Outstanding 5.25% Convertible Senior Notes due 2028, dated January 11, 2013, as amended and supplemented by the First Supplement thereto, dated January 23, 2013, (the “Offer to Purchase”) and the related Letter of Transmittal, each filed as an exhibit to this Schedule TO.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1. through 9.

As permitted by General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, which is responsive to Items 1 through 9, is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to tender its Notes because (i) the consideration being paid to Holders consists solely of cash, (ii) the Tender Offer is not subject to any financing conditions, (iii) the Tender Offer applies to all outstanding Notes and (iv) the Company is a reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

See the Exhibit Index for information relating to the exhibits to this Schedule TO, which Exhibit Index is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLOTEK INDUSTRIES, INC.

By:	/s/ Richard Walton
Name:	Richard Walton
Title:	Chief Financial Officer (Interim)

Dated: January 28, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)†	Offer to Purchase for Cash Any and All 5.25% Convertible Senior Notes due 2028, dated January 11, 2013.

(a)(1)(B)†	Letter of Transmittal.

(a)(1)(C)*	First Supplement, dated January 28, 2013, to Offer to Purchase for Cash Any and All 5.25% Convertible Senior Notes due 2028, dated January 11, 2013.

(b)	None.

(d)(1)	Indenture, dated as of February 14, 2008, by and among Flotek Industries, Inc., the subsidiary guarantors named therein and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Flotek Industries, Inc. (File No. 001-13270) on February 14, 2008).

(d)(2)	First Supplemental Indenture, dated as of February 14, 2008, by and among Flotek Industries, Inc., the subsidiary guarantors named therein and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Flotek Industries, Inc. (File No. 001-13270) on February 14, 2008).

(g)	None.

(h)	None.

*	Filed herewith.
†	Previously filed.